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JOIN THE KETONATURAL PET FOODS COMMUNITY

Raised $72,381 from 131 investors on September 2018

8

Tearing down the house of carbs that is the modern pet food industry

Ketona is a revolutionary dry dog food with 75% less carbohydrate than other leading "grain-free" brands. It is a truly first-of-its-kind product, with 5% of the carbohydrate content typical of an expensive raw diet but with the cost and convenience of kibble. After a successful Kickstarter campaign, we've begun selling Ketona through our website and are producing the first batches of our salmon recipe while ramping up our efforts to educate pet owners on the dangers of carbohydrate consumption.



Co-founder and CEO
I wrote the book on pet food. Literally. Prior to that, I built a highly-automated e-commerce pet business to $1M+ in passive income, without investors, employees, or an office. I'm also a lawyer.

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food   animals   health and fitness   science



KetoNatural Pet Foods -- Our Story

Why you may want to invest

1 Raised $127,500 in equity investment prior to proof of concept.

2 Granted regulatory approval for two dry dog food formulations with less than 5% carbohydrate.

3 Completed 2nd most successful pet food Kickstarter campaign in history for our "minimum viable product," with more than $11,000 in funding raised from 100 new customers.

4 Founded by Daniel Schulof, the Dr. Atkins of the pet world and author of the only book ever devoted to the scientific benefits of a low-carb diet for pets.

5 The founding team grew our sister company (Varsity Pets) to more than $1M in revenue and more than 20,000 paying customers without any third-party investment.

6 In the two months since our "soft launch" -- operating with a limited budget, essentially no paid marketing, and selling only our minimum viable product -- our total revenues already exceed $15,000 and monthly subscriptions already exceed $1,000/month.

Our Ambition

As the scientific benefits of ketogenic diets become more well-known, we'll extend our core formula to at least 5 different recipes in two different product lines for both dogs and cats. We plan to complete at least Series A and B fundraising rounds, in addition to this seed round, to fuel aggressive, benefits-driven marketing. We have the fierce loyalty of pet food consumers, first-mover status, and a unique and valuable

marketing. We have the fierce loyalty of pet food consumers, first-mover status, and a unique and valuable product.

KetoNatural-Pet-Foods-Cash-Flow-Projection-And-Budget.xlsx

KetoNatural-Pet-Foods-2018-Market-Scale-Up-Business-Plan.pdf

KetoNatural-Pet-Foods-Investment-Deck.pdf

transcripts.txt

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ketonaturalpetfoods.com



Salt Lake City, UT

Why I Like KetoNatural Pet Foods

"I view Lexie as an extension of myself. She's an athlete, always ready for anything. Her health and fitness are of the utmost priority, and that starts with her food. So I fuel her with the best -- Ketona."



Julian Carr

PROFESSIONAL SKIER & FOUNDER OF DISCRETE CLOTHING

THE BUZZ ABOUT KETONATURAL PET FOODS

"When I heard about this stuff, I figured I would see if my dogs might be better off trying it. ... New bags just came and they LOVE it. I have never seen my dogs voluntarily eat kibble, but there you go. When I think of all the wasted kibble I was throwing away every week! ... This really is a MUCH healthier diet for the dogs. For those who don't know, keto is a high fat, low carb diet. When you restrict carbs, the body goes from burning carbs to burning fat for energy - so any fat you eat doesn't get stored on the body - it gets burned for energy. This goes for people, as well as dogs. So now I can feed a truly low carb dog food and they can indulge in the marrow bones that used to make them fat."

Joan S.

Verified Purchaser Amazon Review

"KetoNatural is rethinking how we feed our pets. I look forward to seeing healthier, trimmer dogs in my practice."

Dr. Willem Becker, DVM, DACVS-SA

Board-Certified Veterinary Surgeon

"Wow! My golden retriever loves Ketona! I was in the market for a high protein-low carb dog food, and the options weren't great. When searching for "high protein dog food" one may find many brands selling their "high protein" option with 20%-27% protein (which is very low). I think having 40%, 50%, and sometimes even 60% carbs in your dog's diet is a terrible idea that could lead to countless health issues. When I finally found Ketona, I couldn't have been happier, because their (truly) high protein and (truly) low carb dog food is fantastic! I would recommend this dog food to anyone concerned about their dog's well-being. An easy 5 star!"

Ben

Verified Purchaser Amazon Review

"In veterinary school, nutrition was just a small part of our training. Thank you for bringing attention to the dog food industry through your unbiased research and concern for our pet family."

Dr. Heather Weidner, DVM

Veterinarian & Professional Rock Climber

"The most rigorous and probing canine health and nutrition book ever written. Dogs, Dog Food, and Dogma is literally unmatched in its field. I am forever grateful to Daniel for helping my dogs live their best lives."

Kyra Sundance

International Bestselling Author & Celebrity Dog Trainer

"Remarkable ... eye-popping ... scandalous ... impressive ... Diligently researched and relevant to canine owners and animal scientists alike, a serious addition to dog health literature."

canine owners and animal scientists alike; a serious addition to dog health literature.



Kirkus Reviews
Literary Publication



CNBC
"Silicon Valley's new body-hacking obsession: ketogenic diets."
February 14, 2018 @ https



JAMA
"Interest in the Ketogenic Diet Grows for Weight Loss and Type 2 Diabetes"
January 16, 2018 @ https



People Magazine
"Halle Berry: 'I eat healthy fats all day long, avocado, oil, coconut oil and I use butter, but don't have any sugar. So when your body gets trained to burn fats, it's constantly on fat-burning mode—that's the secret.'
January 9, 2018 @ http



Business Insider
"The keto diet has been called the 'holy grail of good health and weight loss' by some doctors and bloggers."
March 14, 2017 @ http



Vice Motherboard
"Google Users Can't Stop Searching for the Ketogenic Diet."
January 4, 2017 @ https



Kirkus Reviews
"Remarkable ... eye-popping ... scandalous ... impressive. ... Diligently researched and relevant to canine owners and animal scientists alike; a serious addition to dog health literature."
October 1, 2016 @ https

Carbohydrates Are Wrecking the Health of America's Pets

But the Ketogenic diet is primed to revolutionize the pet food landscape.



WHAT'S WRONG WITH THIS PICTURE?
HUNDREDS OF "HEALTHY" DOG FOODS
• More than 300 pet food products for sale in the United States.
• Thousands of hollow health and wellness claims.
A NATION OF UNHEALTHY DOGS
• 50% of dogs and cats are overweight.
• 1/3 of dogs will get cancer.
• Osteoarthritis and diabetes are rampant.
• Most pets die far too young.

Introducing Ketona: The World's First Ketogenic Dry Pet Food

Not just a typical dog food, we feature the carbohydrate content of a raw diet with the convenience of a kibble.





Why KetoNatural Pet Foods?

Check out our financial information, the status of operations, and plans for 2018 and beyond.



WHY US?

- First mover, first mover, first mover.

- Minimum viable product set pet food record on Kickstarter in December 2017.

- Unmatched brand authenticity and authority (our CEO is the Dr. Atkins of the pet world).

- Prior success bootstrapping e-commerce dog toy company to >20k paying customers and >$1M in revenue (Varsity Pets).

- Valuable industry outsider status (existing pet food brands can't denigrate carbohydrates without cannibalizing their primary sources of revenue and admitting to a history of dishonesty).

- Ready-made army of early-adopters (10k blog subscribers, 25k social media followers, >1k readers, affiliations with dozens of world-class canine athletes and other leading influencers).

Meet the Founders



Daniel Schulof
Co-founder and CEO

I wrote the book on pet food. Literally. Prior to that, I built a highly-automated e-commerce pet business to $1M+ in passive income, without investors, employees, or an office. I'm also a



Nathan Mostow
COO

Former financial consultant, senior financial advisor at Merrill Lynch.



Michael DAmico
CFO

CFA with an MS in Finance and almost 10 years professional experience.

Raised **$479,881** From **136+** Investors

$30,000	$97,500	$50,000	$72,381	$230,000
July 2017	**October 2017**	**March 2018**	**September 2018**	**January 2019**
PRICED ROUND	SAFE	LOAN		SAFE



Jess Downer

Jess has spent his 15-year career as an advisor to and portfolio manager for institutional Private Market programs. Jess is currently a Principal with Meketa Investment Group.



Anthony John DiRaimondo

*"Attorney * Investor * Golfer* Las Vegas Local"*



Will Becker

Willem Becker, DVM, DACVS-SA is a veterinary surgeon in Utah.



Julian E. Metcalf

Local government and public sector consultant.



Andrew Douglas VanderPloeg

Passionate about everything business. Finance Manager. Babson (Olin) 2017 MBA Graduate



Michael DAmico

I have been in the financial services industry for over a decade covering all aspects of business unit building. I have been involved in the Pet Industry since 2011.

MORE INVESTORS

Interview

WF: What's new about what you're making? How is it different? ⌄   − COLLAPSE ALL

KP: Ketona is a complete and balanced dry dog food containing 75-90% less carbohydrate than other leading "ultra-premium" dry pet foods. While other kibbles rely heavily on starch ingredients (even so-called "grain-free" brands), Ketona uses a revolutionary, high-collagen formula in order to deliver healthy, delicious kibble with less than 5% digestible carbohydrate. It's made in the United States from natural ingredients, including non-GMO, antibiotic-free chicken.

WF: How big is the market? ⌄

KP: There are more than 140 million dogs and cats in the United States and the American pet food market exceeds $28 billion/year. This makes the U.S. pet food market larger than the markets for craft beer, men's grooming products, mattresses, chips, energy bars, jerky, popcorn, and pretzels combined. The market is growing at more than 4% per year and is widely considered to be "recession-proof." 47% of pet-owners identify as "brand loyal" and buy their preferred brand regardless of coupons or other financial deals. Average household spending on pet food products in the United States among pet-owners is approximately $329/year.

WF: Who are your competitors? How are you different? ⌄

KP: The majority of pet food products being sold in America today contain 50-75% carbohydrate. As such, pet-owners looking to minimize the amount of carbohydrate in their pets' diets essentially have two options: (1) Premium "grain-free" kibbles and (2) Raw ingredient diets. Ketona combines the best of both worlds.

Of the twelve most popular "grain-free" kibbles in America today (including brands such as Orijen, Blue Buffalo, Taste of the Wild, and Natural Balance), the average carbohydrate content is more than 34%. Ketona is priced to compete with these leading brands but contains approximately *85% less carbohydrate*.

On the other hand, commercial raw diets (such as Stella & Chewy's, Ollie, the Farmer's Dog, and Primal Pet Foods) often contain little (or no) carbohydrate. But

they cost approximately 500% to 1,000% more than even the most expensive kibbles on the market on a per-calorie basis. These products also require elaborate refrigeration, preparation, and sanitation procedures.

Ketona provides the best of both worlds: the carbohydrate content of a raw diet with the cost and convenience of a kibble.

WF: What do you understand about your business that others don't get? ⌄

KP: We understand that there is a robust and growing body of scientific evidence showing that dietary carbohydrates are the key drivers of obesity, cancer, osteoarthritis, and diabetes in dogs and cats. In the great majority of cases, eliminating carbs is simply the single healthiest nutritional change a pet-owner can make for his or her animals. Due to many years of bad-faith industry influence, this conclusion is not yet considered conventional wisdom (either among laypeople or veterinarians). But, having written the leading treatise on this subject, we understand the underlying evidence (and can explain it) as well as anyone else in the world.

We also have a deep understanding of the deceptive practices that leading pet food firms have long used to hide the dangers of carbohydrates from their customers. In the course of writing "Dogs, Dog Food, and Dogma," our co-founder conducted copious firsthand research into the ways that leading pet food firms exert influence over veterinary clinicians, regulators, medical organizations, and consumers. Our institutional knowledge of these corrupt practices enables us to not only counteract them, but use them to our own advantage.

Critically, we also understand that leading pet food firms are unlikely to introduce their own competing brands of ketogenic kibbles, at least not anytime soon. This is because marketing low-carbohydrate pet food products inherently requires the vilification of carbohydrates. And, like tobacco companies faced with mounting evidence that smoking causes lung cancer, the core business models employed by leading pet food firms are simply too reliant upon carbohydrates to risk vilifying them for the sake of marginal growth.

WF: How will you make money? ⌄

KP: By explaining to pet-owners why carbohydrates are so dangerous for their pets and by selling them ultra low-carbohydrate pet food products.

WF: How do you acquire customers? ⌄

KP: Primarily through internet-based marketing platforms. Creating and optimizing ROI-positive paid advertising campaigns on platforms such as Google Adwords, Facebook Advertising, Twitter Ads, and Amazon Sponsored Products is one of our core competencies. Our leadership team has abundant experience with all of these platforms and our primary customer-acquisition strategy over the next 12-18 months is to use that experience to target American pet-owners who, through their shopping habits and other behaviors, show a strong pre-existing belief in the benefits of low-carbohydrate, ketogenic diets.

WF: Won't leading pet food manufacturers just copy your idea? ⌄

KP: No, we don't think they will. The reason for this is all leading pet food brands use carbohydrate ingredients extensively in their recipes. Starchy carbohydrates are as central to the modern pet food industry as tobacco is to the cigarette industry or sugar is to the soda industry. As the science of ketogenic diets has emerged over the past 15 years, these businesses have fought tirelessly to protect the faltering reputation of the dietary carbohydrate. It would jeopardize their entire billion-dollar product lines to embrace a "carbs are bad" message. As such, we don't expect that they'll do so until the dangers of carbohydrate consumption are universally appreciated by consumers. By that time (likely a decade or more in the future), we expect to be a large enough enterprise that any competitive advantage enjoyed by leading brands has been minimized. We believe that leading brands will primarily aim to fight the emerging evidence on the benefits of carbohydrate-restriction, not embrace it with their own low-carbohydrate products.

WF: Pet food is a crowded space. Aren't there already hundreds of supposedly "healthy" pet foods? ⌄

KP: There are hundreds of pet food brands operating today. And all of them claim that their products are uniquely "healthy." But these claims amount to hollow puffery and marketing jargon, not substantive, evidence-based argumentation. The supposed benefits of "fresh, wholesome ingredients" or "real food" or "human-grade nutrition" are vague and non-specific. There's no actual scientific evidence behind them. They are, in a word, bullsh@t.

KetoNatural is different. As explained in detail in "Dogs, Dog Food, and Dogma" and as summarized in the various evidence review papers available for download

from our main campaign page, there is real, valid, and compelling evidence that minimizing carbohydrate intake is likely to improve real, tangible health outcomes (obesity, cancer, diabetes, etc.) for dogs and cats. And KetoNatural is the first pet food company in the world to explicitly embrace an anti-carbohydrate message. This allows us to not only make sound and compelling arguments to regulators, veterinarians, public health authorities, media figures, and consumers, but to position ourselves as industry leaders as well.

We urge prospective investors to compare the KetoNatural website (particularly all the free educational resources we've gathered at our KetoNatural Academy) with the websites for leading pet food firms like Blue Buffalo, Purina, and Natural Balance. We think the differences will be obvious.



Ask a Question

| Type your question here… | **ASK QUESTION** |

Konstantin Morar   Jul 7 ⌄

Perhaps you could offer KetoNatural on long distance pet airways flights?
https://wefunder.com/pet.airways

ANSWER   IGNORE

William Alkins   Jun 28 ⌄

I have another product recommendation for you...A special High Fat & other Nutrient Mix product for Pregnant Dog`s as there Nutritional Needs change when a Dog is Pregnant & Nursing...You might consider a Cat formula product for general meals & when Pregnant also...You can confirm this with a vet of your choice.

ANSWER   IGNORE

Bernie Freeman   Apr 12 2018 ⌄

I applaud anyone who wants to make healthier products for my dogs. My biggest concern for you guys is distribution. The shelves are filled, premium shelf placement is already bought or allotted to brands that generate high velocity turns, and the space is already hyper-competitive...what's your strategy for obtaining sustainable, premium distribution and shelf space?

ANSWER   IGNORE

 **Daniel Schulof** Co-founder and CEO `FOUNDER`   Apr 13 2018 ⌄

Hi Bernie. Thanks for your question and for your interest in KNPF.

One comment that's relevant to your question (although it's not exactly an answer) is that DTC distribution is a very significant part of our strategy, particularly in the short run. The reasons for this are myriad -- (1) the industry is trending strongly in that direction already (I understand that Amazon's DTC pet food sales increased by more than 70% last year); (2) Internet-based marketing through advertising platforms such as Facebook Ads, Google AdWords, Twitter Ads, and others is one of our founding team's true core competencies; (3) our margins are significantly better on our DTC sales (and they'll get even better as our fulfillment network grows in size); and (4) we offer auto-ship subscription programs for our DTC customers, which improve brand loyalty and the expected lifetime value of each customer. We believe that we could be a $50M business without doing any traditional brick-and-mortar distribution whatsoever.

That said, unlike other recent pet food startups (such as Ollie and The Farmer's Dog), we are not planning to exclude traditional distribution from our plans. (In fact, we've already been approached by approximately a dozen different pet specialty retailers, just through word-of-mouth.) Conceptually-speaking, the pillars of our strategy for making headway in this regard are (1) a wholesale sales pitch focused on the high price point and truly unique nature of our product (in terms of substantive nutritional content, there's simply nothing else remotely like it on shelves today); (2) the robust network of retailer contacts that we've collected through relationships with our various strategic advisors; and (3) an aggressive, guerrilla-style marketing program that will emerge primarily after seed-stage and Series A-stage fundraising rounds are complete, aimed at mimicking the advertising reach of leading brands, but on a much smaller budget (involving tactics such as clinical studies, veterinarian influence/education campaigns, viral video production, and a few other things that we probably ought not talk about here). Essentially, the model for our brick-and-mortar ambitions is Red Bull -- a brand that penetrated

for our brick-and-mortar ambitions is Red Bull -- a brand that penetrated deeply into brick-and-mortar retail by using guerrilla marketing strategies to sell a more expensive and substantively new/different soda product.

I hope that gives you a little bit of a sense of how we plan to make traditional wholesale distribution work for KNPF. Thanks again for your question.

Andrew Bushnell edited Mar 7 2018 ⌄

A couple questions: How do you justify such a high valuation cap for such a new and unproven company? Looks like you only have about 50k worth of total assets and you are looking to take out a number of large loans on took of what looks like 20k in existing loans. What rate do you have on the loans and what rates can you expect on the new loans you are applying for? How do your profit margins (looks like 40-55% when selling retail) compare to the sellers of cheap carb-filled products? Are the founders eating a ketogenic diet (defined here as <5% caloric intake from carbs and a moderate intake of protein)? There is even more research saying it's good for people. What was the valuation of the previous funds raised with SAFE ($97,500 9/2017) and the common stock sold ($30,000 7/2017)? Why is this a separate company than Varsity Pets? Seems like it creates an unneeded possibility of a conflict of interest and pushes off the risk to strangers. Thanks in advance for your answers.

Edit: fixed a typo, less than was mistyped as greater than

ANSWER   IGNORE



Daniel Schulof Co-founder and CEO **FOUNDER** Mar 3 2018 ⌄

1) "How do you justify such a high valuation cap for such a new and unproven company?"

Given that our sales track record is so limited (even though our research/development and regulatory accomplishments are already quite significant), we think a valuation methodology grounded in overall market size is a fairer reflection of the risks and benefits of this investment opportunity than a methodology based on historical sales data. Pet food is a $28B/year industry in the U.S. If we can capture just 0.1% of that market (one out of every one thousand pet-owners) by the time the company is mature, then the company's value will likely exceed $120M (given the annual revenue multipliers used in other recent pet food exits). That alone would represent AT LEAST a 20x increase on the valuation used in connection with this round of investment. And we think that's a sufficiently attractive incentive to counterbalance the significant risks inherent in investing in such a new venture. (Or, to approach it another way, we estimate that there are already AT LEAST one million dog-owners in the U.S. who believe strongly in the healthfulness of low-carbohydrate diets. If we can make loyal customers out of just 10% of that universe by the time the company is mature, then its overall value will likely exceed $300M.)

But, more importantly, remember that it is entirely possible (indeed, it seems that you believe it is likely) that investors in this round will get their equity at a valuation well BELOW the cap. For instance, our efforts to raise funding from institutional investors in the coming year may only yield offers at, say, a $3M valuation. In that case, investors in this round will get their equity at a much lower price than the $6M valuation cap. So if you truly believe that savvy institutional investors won't agree with the valuation rationale set forth above (but you like our underlying business), it seems that's actually something of an argument in favor of investing in this round.

Frankly, we think the more pertinent valuation-related issue is whether the discount rate on offer is a fair reflection of the risk that investors in this round are assuming but which our next round of investors will be avoiding. And, in that regard, we think a 20% discount is fair and reasonable -- we will be actively seeking investment from institutional partners in the very near future (so the company likely won't have much time to change between this round and the next one) and, in our experience, 20% discounts are common at this stage in a company's lifecycle.

2) "Looks like you only have about 50k worth of total assets and you are looking to take out a number of large loans on took of what looks like 20k in existing loans. What rate do you have on the loans and what rates can you expect on the new loans you are applying for?"

We have no existing loans -- the $20k liability on our balance sheet is an inventory account payable that will be paid off in the next 1-2 weeks. We expect that the $80k in term loans that we have applied for will carry annual interest rates of about 8.5% and 60-month repayment terms.

3) "How do your profit margins (looks like 40-55% when selling retail) compare to the sellers of cheap carb-filled products?"

We can't speak to this with great specificity but based on feedback from advisors with extensive experience in the pet food industry, we do know that 50% gross margins are at least reasonably common in the dry pet food market. As you can imagine, margins vary widely across the industry.

4) "Are the founders eating a ketogenic diet (defined here as >5% caloric intake from carbs and a moderate intake of protein)?"

Yes, all of our founders believe that ketogenic diets are healthful for human beings too and we all try to eat that way at home.

5) "What was the valuation of the previous funds raised with SAFE ($97,500 9/2017) and the common stock sold ($30,000 7/2017)?"

The complete terms that were offered to these "proof of concept" round investors are disclosed in our Form C. The SAFEs all used a $4M valuation cap and a 30% discount rate. The common stock was a flat $2M valuation (because that investor was unfamiliar with SAFEs).

6) "Why is this a separate company than Varsity Pets?"

A number of reasons: (1) the equity breakdown of Varsity Pets is not a fair reflection of the contributions of the various founders to KetoNatural; (2) the core business of Varsity Pets doesn't scale nearly as effectively as the core business of KetoNatural and we don't want to have to choose between (a) having to spend money scaling something that doesn't work in that way or (b) having a rinky-dink pet toy company dangling off of a pet food brand that aspires for international prominence; (3) we believe we'd lose more than we'd gain by asking prospective investors to analyze the risks and benefits of investing in Varsity Pets in addition to those associated with KetoNatural; and (4) for a host of specific reasons, we strongly believe that the Varsity Pets brand is the wrong fit for this pet food venture -- we'd prefer not to explicitly associate the jokey/playful/plucky-upstart tone of VP with the very serious field of evidence-based pet nutrition.

Thanks for your questions.

Aaron Bryant Cecil INVESTOR   Jan 11 ∨
Yes, Daniel, to my recollection our discussion is thus far accurate. I'm merely missing the documentation on things. Can you help me recover that which is missing, please? my email has not changed, yet my physical address has. Thank you for reaching out so quickly.
ANSWER   IGNORE



Daniel Schulof Co-founder and CEO FOUNDER   Jan 15 ∨
Hi Aaron. I actually don't think you're missing anything. The investment vehicle through which you invested in KetoNatural is a SAFE, so the precise number of shares you are going to receive won't be defined until the next investment round (when a firm valuation is assigned to the company for purposes of that investment). At that time, all WeFunder investors will receive their equity in documentary form. Does that make sense?

Aaron Bryant Cecil   Jan 10 ∨
To Whom It Would Concern:
For some reason I have yet to receive information to confirm the investment made in ketonaturals. Please reach out to me at the nearest convenience. thank you kindly.

AC
ANSWER   IGNORE



Daniel Schulof Co-founder and CEO FOUNDER   Jan 11 ∨
Hi Aaron. According to our records, we have you down for having invested $100 in early May at the primary SAFE terms offered in connection with the WeFunder campaign. Is that consistent with your records? Cheers, Daniel

Susan Sherwin   Sep 3 ∨
What percentage of the protein in your product is animal-derived and what percentage is derived from plants? Do you have any plans to change the recipe in light of the FDA report that legumes (such as peas) are suspected to interfere with assimilation of taurine, leading to heart disease in the pets fed them?
ANSWER   IGNORE



Daniel Schulof Co-founder and CEO FOUNDER   Sep 6 ∨



Daniel Schulof Co-founder and CEO **FOUNDER**

Hi Susan.

The short answers: (1) the ratio of animal protein to plant protein in Ketona is at least 7:1 and likely higher (chicken makes up about 70% of our formula and pea protein only makes up only about 8%); (2) no, we have no plans to change the formulation in light of the FDA's new investigation because we don't believe the investigation in any way suggests that our formulation is problematic.

The long answer: Please see my lengthy, in-depth blog post about this topic (link: *http://www.theoptimaldog.com/2018/08/14/the-facts-about-grain-free-diets-and-canine-dilated-cardiomyopathy-part-one-the-evidence-and-how-it-has-been-misinterpreted-by-leading-veterinarians/*).

A note: As you'll see from my blog post, I take significant issue with how news of the FDA's investigation has been framed by the media and by members of the veterinary community. One of the many things I have a problem with is the fact that the issue is being framed as one of inclusion (i.e., does a formula contain "too many" legumes or not) as opposed to one of exclusion (i.e., does a formula contain sufficient amounts of animal protein or not). There is zero evidence to suggest that legumes in any way "interfere with" the absorption or utilization of taurine. There is, however, evidence that relying on legume-based protein sources INSTEAD OF animal-based protein sources might be causing an uptick in DCM cases (because animal-based protein sources include certain DCM-related amino acids that plant-based proteins do not include). But the issue isn't whether a product contains legumes or not, it's whether the product contains animal protein or not. This is a subtle difference with very significant consequences -- particularly for a product like Ketona, which uses peas as our primary binder but also uses more animal protein than about any kibble on the market today.

You can reach me directly at *daniel@ketonaturalpetfoods.com* if you have any further questions about this subject.

Cheers,

Daniel

Howard M Hadley   Aug 29 ⌄

1. Could you provide an update on total revenues and monthly subscriptions?
2. Are you raising funds outside of WeFunder to support the business?
3. From my perspective, this seems like a clean investment story in a sector with a lot of growth. I'm surprised that the raise hasn't gone better. What do you think investors are missing?

ANSWER   IGNORE



Daniel Schulof Co-founder and CEO **FOUNDER**   Aug 29 ⌄

Hi Howard --

Thanks for your questions. A few responses:

1) Last month's DTC revenues were just a little over $30,000. And I estimate that we currently have 140-160 auto-ship subscribers. (I can't tell you precisely because Amazon doesn't report these numbers to us, so I have to make some inferences based on our Amazon sales performance trends.) We'll grow again this month, likely ending up around $35,000. I estimate our 12-month DTC revenue run rate to be about $750,000, assuming that we don't make significant changes to our marketing budget. Any expansion into wholesale distribution would only add to that.

2) We've raised a total of just about $400k for the business so far. This has come from debt financing (~$70k), WeFunder (~$60k), and high-net-worth angels/friends (~$300k). And as soon as we close the WeFunder campaign, I'll begin work on our next financing round -- to be led by a CPG-focused, early-stage VC firm and targeting $1-2M. If/when we secure that next round of financing, we intend to increase our marketing spend by 500% -- so it will likely have a very significant impact on our revenues and growth.

3) We were only targeting a total of $50-107k, so we've met our goal and we're squarely within the zone that we were hoping for. We're a very early stage company (having only been selling product for about half of a year) and I think that scares some folks off. Plus the SAFE concept is not always something that prospective investors are familiar with. But that's all speculation. Bottom line is our financing strategy is going perfectly according to plan at this point -- we've done everything we've aimed to do and we've got the money we need to do the things we want to do going

forward.

Best regards,

Daniel

Roger Kinney II   Aug 24 ⌄

I see you guys are gaining traction quickly as monthly revenues continue to surge.
How fast can product be made to support the demand? Can your manufacturing
partner ramp up to sales in the millions easily?

ANSWER   IGNORE

 **Daniel Schulof** Co-founder and CEO `FOUNDER`   Aug 25 ⌄

Oh yes. Our manufacturer produces more than $400M worth of food every
year. They make product for some of the biggest names in the industry and
can easily handle our production needs for the foreseeable future. Cheers,
Dan

Konstantin Morar   edited Jun 4 ⌄

Hello Daniel, Based on your linked-in profile it looks like you are running two
businesses this one and Varsity pets. It is hard running one business let alone two.
How can investors be sure your focus is 100% on this business? Also Nathan Mostow
dosen't have this business listed on his linked in. It dosen't seem like he is very
involved?

ANSWER   IGNORE

 **Daniel Schulof** Co-founder and CEO `FOUNDER`   Jun 4 ⌄

Hi Konstantin.

For the past six or seven years, Varsity Pets has been a source of passive
income that essentially runs itself. It requires very little day-to-day
management (it was created in the tradition of Tim Ferris's "Four Hour
Workweek"), just a little oversight to make sure the "autopilot" doesn't go off
course.

Consider that I spent four years researching and writing a very rigorous
book while also "managing" VP. Trust me, it's just not a time suck in any
meaningful way.

As for Nathan, he's part of the founding team but he is not a paid employee
of KetoNatural. That's why he doesn't have the company listed on his
LinkedIn profile. He does contribute significantly to KN (his
responsibilities include strategy-level decision-making, digital marketing,
sales) but he's not a full-time employee.

Thanks for your questions and for your interest in our company.

Daniel

Dan Wolf   Jun 1 ⌄

As a scientist myself, I appreciate your evidence-based approach to designing your
product. Have you happened to have read the book "Gulp" by Mary Roach? Having
recently read this book, I couldn't help but think back to a chapter that discusses pet
food while reading about your company. (Here's a link to an excerpt:
https://www.popsci.com/science/article/2013-03/chemistry-kibble). This brings me to
my question: do you happen to know anything about the degree to which your product
is palatable to dogs? Have you tested this and if so, can you comment on the degree to
which dogs like the taste of your product?

ANSWER   IGNORE

 **Daniel Schulof** Co-founder and CEO `FOUNDER`   Jun 1 ⌄

Hi Dan.

Thanks for your comments and questions. I haven't read the Mary Roach
book, but I can certainly comment on the palatability of our product.

In short, it's hugely palatable to dogs. We tested it with palatability panels
last summer and had great results. And we've been selling it to consumers
since December 2017 and have received almost exclusively positive
feedback on palatability. For instance, all 21 of the Amazon reviews for
Ketona are 5/5 stars. Dogs love the stuff.

Thanks again!

Daniel

William Alkins `INVESTOR`   May 30 ⌄

I have something i want to share with you that i think might be of benefit but i would like to do so in private, so do you have a contact email ?

ANSWER   IGNORE

 **Daniel Schulof** Co-founder and CEO FOUNDER   May 30 ⌄
Sure. You can send me an e-mail directly at daniel [at] ketonaturalpetfoods [dot] com. Cheers, Daniel

William Alkins INVESTOR   May 29 ⌄
I heard that short hair dogs & pit bull`s matablism goes way up in cold weather, think of Winter & the fat contant of there food need`s to go up allot higher for these breed`s & with pit`s it needs to go way up. I thought this might be a idea for a seperate winter -or-cold climate formula for these type of Dog`s ? Just trying to help.

ANSWER   IGNORE

 **Daniel Schulof** Co-founder and CEO FOUNDER   May 29 ⌄
Thanks for the idea! Good thought!

Jeanne Snell   May 24 ⌄
Peas are the number 2 ingredient which has been known to cause infertility in dogs. This makes it a big problem with breeders. I was interested until reading that. The protein content is also extremely high and the dogs I raise should only have about 26% protein. How do expect to convince people who do their research to buy your food? Also the cost of your food is not affordable compared to brands like Acana and Fromm.

ANSWER   IGNORE

 **Daniel Schulof** Co-founder and CEO FOUNDER   May 24 ⌄
Hi Jeanne --

Thanks for your questions and for your interest in KetoNatural.

I'm going to respond to your questions in two parts. First, I'll attempt to deal with your substantive concerns over peas and protein content. And then I'll give you some higher-level, more conceptual reactions to your concerns over how we intend to reach consumers "who do their research."

Before I do that, let me apologize in advance if these responses come off as spiky or standoffish. My personal, heart-felt goal is to make KNPF the most evidence-based pet food company in the world. One of our core missions is to improve the scientific literacy of the pet-owning public. Moreover, I spent four years researching and writing a book about the science of pet food. It's ~400 pages long and has some 500+ academic/interview citations. It's been called "the most rigorous and probing canine nutrition book ever written" and, at the risk of tooting my own horn, that is honestly how I perceive it.

I mention all of this to give you a sense of why I feel defensive when someone suggests that our products are not designed to appeal to consumers who "do their research." NO ONE (veterinarian or otherwise) has done more than I have to understand the evidentiary links between pet food ingredients/nutrients and poor health outcomes. And, as a company, NO ONE is doing more than KNPF to improve the scientific literacy of our customers. Our whole business model is premised on the idea that once consumers do their research, they'll conclude that Ketona (or a product like it) is the only viable choice for their dogs.

Now, on to your questions.

(1) On peas and protein -- I contend that the evidentiary case supporting your assertions on both of these issues is very weak, at best.

I am not aware of a single published study suggesting that peas contribute to infertility in dogs. Moreover, neither the AAFCO nor the National Academy of Science's National Research Council (both of whom review the published evidentiary record and make formal recommendations concerning the nutrient requirements of dogs and cats) have identified any such evidence. It may be the case that some folks believe this to be true, but to the best of my knowledge it isn't a belief based on a reasonable interpretation of any kind of valid evidence. If you're aware of evidence that I am unfamiliar with, I welcome the opportunity to see it and I promise you that I'll take it under consideration.

Moreover, while it is true that we do use peas in our recipe, we don't use very much at all. In fact, I would argue that we use as little as possible. (It was our goal to use as little starch as possible in our recipe but we found that a minimal amount was necessary in order to bind the dough together

during baking, so we couldn't get around using at least SOME veggies). In total, peas make up about 6-7% of the formula (by weight). In comparison, chicken meat makes up more than 70% of the formula.

Similarly, to my knowledge there is no evidence suggesting that any type of dog "should only have" 26% protein. Again, I welcome the opportunity for you to tell me more about the basis for your beliefs. But, to my knowledge, the empirical evidence, the recommendations of the AAFCO and the NRC, the evolutionary history of dogs, the documented food-choice preferences of dogs across all breeds, and the underlying nutritional pathophysiology by which of nutrition impacts health don't suggest anything remotely like this.

To the contrary, and without going into great detail, the evidence with which I'm familiar all suggests that dogs ought to consume essentially as much protein as possible. You can read a great deal more about this issue in chapters two and seven of my book. And it's also covered in detail in the one-page evidence review summaries available for free download through the KetoNatural Academy section of our website. Which, in a way, brings me to...

(2) How do we intend to communicate the benefits of our products to skeptical consumers?

At KNPF, our beliefs on the healthfulness of carbohydrates, the healthfulness of fats and proteins, the dangers of obesity, and other nutritional issues are sometimes at odds with veterinary nutritional dogma, mainstream health and wellness advice, and the beliefs of many "internet experts." But it's not at odds with the scientific evidence. And, from our perspective, that's the only barometer of truth that we care about. This means that a fundamental challenge for our business will be convincing consumers that we are right and our critics are wrong about certain nutritional issues.

To my eyes, the best way to accomplish this is to provide abundant free resources to consumers -- my book, the studies, videos, and evidence reviews available through our KetoNatural Academy, a concerted PR/social media effort, efforts to win the hearts and minds of young veterinarians and other influencers, engaging in public debate, challenging purveyors of mainstream wisdom, publishing our own studies, etc. As our sales record shows, there are a great many consumers who already believe what we believe about nutrition. But our ability to show that our logic is more sound than the logic used by our detractors will ultimately decide whether we succeed or not. It's really that simple.

Last point: we're a completely different product from Acana and Fromm because our carbohydrate content is some 80-90% lower than those products. Consumers who don't think carbs are all that bad for dogs will never choose us over those "middle-market" kibbles. We're primarily aiming to convert consumers who either feed a commercial raw diet right now (since we provide about the same nutritional content as a raw diet for a small fraction of the price) or a product like Orijen or the Honest Kitchen right now (since we provide far fewer carbs and an overall better nutritional profile at about the same price).

I know that's probably more than you wanted to read, so thanks for your patience. I look forward to any further discussion you'd like to have about these issues.

Regards,

Daniel

Aayush Gupta May 16 ⌄

Can you please give the list of all contents and what is it made up of present in the food? Same to what u see back of every other brand?

ANSWER   IGNORE

 **Daniel Schulof** Co-founder and CEO FOUNDER   May 16 ⌄

Thanks for your interest in KetoNatural. All the ingredients and other information concerning formulation are available here:

https://ketonaturalpetfoods.com/products/keto-natural

Jarvis Miu May 3 ⌄

what is your pricing model? will you have online distribution/channels?

ANSWER   IGNORE



Daniel Schulof Co-founder and CEO `FOUNDER`   May 4 ⌄

Hi Jarvis --

We are priced to compete with existing ultra-premium dry pet foods, such
as Orijen by Champion Pet Foods. ($25-35 for 4-pound bags and $100-120 for
large bags, depending on protein source).

At those prices, a serving of Ketona costs some 80% less than a serving of
most any commercial raw pet food product.

As for Internet-based sales, we intend to focus significantly on online DTC
distribution, particularly over the year ahead. Our team has significant
expertise in digital marketing and our online sales already exceed
$11,000/month. After five months of operations, our online sales have
grown at an average of 75% month-over-month.

Thanks for your questions!

Daniel

Andrew Bushnell   Apr 17 2018 ⌄

What prevents the big companies in this space form copying you if this product takes
off? I'm all for the idea, but it doesn't seem like there is a big moat for the business.
How would you deal with a major company coming out with a competing LCHF (Low-
Carb-High-Fat) product?

ANSWER   IGNORE



Daniel Schulof Co-founder and CEO `FOUNDER`   Apr 18 2018 ⌄

Hi again Andrew.

We're betting that the industry will respond to Ketona in the same way that
other carb-dependent industries have responded to new low-carb products
aiming to serve believers in the efficacy of ketogenic diets -- i.e., they'll try
to ignore our scary market innovation until it's clear through our sales track
record that they absolutely can no longer afford to.

Two good recent examples are Epic Bar (meat-based, low-carbohydrate
snack bars that disrupted the market for starchy/sugary energy bars) and
Halo Top Ice Cream (uniquely low-carbohydrate ice cream products).

Both of these products were given a lot of room to grow because,
conceptually, the way to sell low-carb products is to highlight the dangers
of carbs. And that's something that any business built around
carbohydrates is going to have a very strong incentive NOT to do. It's just
not a good business decision to risk a golden goose (in the case of pet food,
>90% of the $28B US market is built around starch-stuffed products) for the
sake of some marginal gains. At the very least, a more logical strategy is to
fight threatening marketing innovations until they reach a certain critical
mass where they can no longer be ignored and the risk of demonizing the
cornerstone of an existing industry begins to justify its potential reward.
(Other industries have taken an even more conservative approach to
innovations that call into the question the health/safety of their flagship
products -- to my knowledge, big tobacco companies have never embraced
nicotine-replacement products.)

In the case of Epic Bar, they got acquired by General Mills only after doing
more than $20M in annual revenue. In the case of Halo Top, they've been
allowed to reach $100M in annual sales and we're only now seeing
companies like Ben and Jerry's beginning to introduce their own
competing low-carb products. For major established brands with a strong
vested interest in upholding the reputation of the dietary carbohydrate, you
need a lot of evidence before it's worth your time to embrace such a risky
and potentially damaging innovation.

From an investment perspective, if we can make a big enough splash where
the major pet food brands think it's worth the risk to consider making their
own copycat products, then we'll already be successful by just about any
metric. (If we are doing $20M in annual sales then our value as a going
concern will surely be at least $100M.)

In other words, there's nothing legally prohibiting major producers from
developing their own low-carb products. But there's a very real and very
powerful disincentive for them not to do so. We think they won't try it until
we're already very far along -- at which point they might very well just aim
to acquire us rather than copy us. That's the moat.

From our perspective, copycat startups are a more tangible risk in the

short-run. And our primary strategy for minimizing that risk is to leverage our first-mover status by penetrating the market as quickly as possible (read: by raising as much money as we can as quickly as we can).

Bryan McDaniel Apr 13 2018

Thanks for the response Dan. A rising tide lifts all boats.

Also check out Tim Ferris and Joe Rogan podcasts if you aren't familiar with them. I think these are the right kind of people to market your product to. They both have massive audiences and hug influence and are a proponent of Keto so I'd imagine they would be for their dogs too!

ANSWER IGNORE



Daniel Schulof Co-founder and CEO FOUNDER Apr 14 2018

Thanks Brian. We will certainly be making an effort to develop a relationship with Rogan when the time is right -- I have confidence, for a number of reasons, that he'd be very interested in what we're doing. In fact, we're already laying the groundwork for an approach! Cheers, Dan

Bryan McDaniel Apr 12 2018

Love the idea. Can you comment on how you differ from Dr. Harvey's Keto brand or ketogenicpetfoods.com, which already sells on Amazon?

ANSWER IGNORE



Daniel Schulof Co-founder and CEO FOUNDER Apr 13 2018

Hi Bryan. Thanks for your question.

As for Dr. Harvey's, my understanding is they don't sell kibble products, only "pre-mixes," freeze-dried raw products, and other foods that require preparation and careful handling. Ketona offers customers the same (or better) substantive nutritional content of these products, but with the convenience of a kibble.

As for ketogenicpetfoods.com, to the best of my knowledge they sprung up right around the same time we did but we are already penetrating the market much more quickly than they are. (As you've noted, they're selling on Amazon too, but we have more than 10x as many reviews as they do already.) Some of the ways that we intend to distinguish ourselves from them are (1) our branding (their rinky-dink, science-y visuals are simply not professional quality; I challenge you to compare our website to theirs -- I think you'll agree that there's no comparison); (2) aggressive fundraising aimed at winning the market penetration race; (3) our unique institutional expertise in Internet-based marketing (likely the primary reason we've been able to penetrate the market more quickly than they have in these early days); and (4) taking an active leadership role in aiming to move the veterinary nutritional community away from carbohdyrate-stuffed food products (my book, my industry connections, my substantive knowledge of the relevant experimental evidence, and other elements of my personal platform give me the unique ability to be the "face" of the low-carb pet food movement in a way that they'll never be).

It's also important to note that we're betting there will ultimately be room for more than one brand in this space. Pet food is a $28B market in the United States alone. As an increasingly large portion of that market comes to believe that carbohydrates are horrible for their animals, we just need to be the sector leader, not the only firm in the sector. Honestly, our primary concern is with growing the sector itself, not keeping others out of it.

Cheers,

Dan

Craig Vom Lehn Mar 17 2018

Do you plan to pay a dividend? Do you have an exit strategy (IPO, be acquired, etc) or do you intend to continue to operate as a company with no exit?

ANSWER IGNORE



Daniel Schulof Co-founder and CEO FOUNDER Mar 20 2018

Thanks for your questions and your interest in KetoNatural!

We don't have any plans to pay dividends in the short run. (As explained below, it is conceivable that we could begin paying dividends at some point in the future.)

As for your question about exit strategy, I should begin by outlining at a conceptual level the possible ways that the KetoNatual story could end, for investor purposes:

1) Merger with or acquisition by a larger consumer products company, a larger pet food company, or some other business (like a private equity group). In that case, assuming our board approved the acquisition, you'd basically be forced to sell your shares. The price you'd get would likely (but not necessarily) be at least ten times what you're paying in this round, just due to economies of scale. Obviously it could also be a good deal higher than that too. It would likely take the form of cash but it's theoretically possible that it could be shares of the acquiring company instead.

2) Share buy-out by an institutional investor prior to acquisition. Often when VC firms take a larger interest in a start-up they look to buy-out all the earliest investors and "clean up the company's capitalization table." If this happened it would likely be in the relatively near future (maybe within two years or so). But in that case the price probably wouldn't be as high as in the typical acquisition scenario, as the new investors would still be looking to turn a profit when they eventually exit via acquisition or IPO.

3) The company goes bankrupt. In this case your shares would very probably (but not necessarily -- we could potentially reorganize it after bankruptcy) become worthless. But you wouldn't be personally exposed to any of the company's liabilities. Your maximum exposure is the price you pay to acquire your shares. Given the company is still at such an early stage, despite my subjective confidence in what we are doing, this has to be considered the most likely outcome.

4) IPO. That's basically the same as (1) for investor purposes.

5) The company could (theoretically at least), continue to operate but never get acquired or IPO. In that case we'd eventually start paying annual dividends to shareholders. You'd keep your shares for as long as you like and you'd collect dividend checks every year.

As it currently stands, management's first preference for an exit is to IPO and our second preference is to be acquired by another firm with a similar commitment to our core values. We'd consider both of those outcomes to be very positive.

Thanks again for your questions.

Daniel Schulof
KetoNatural

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